                                         Filed Pursuant To Rule 424(b)(2)
                                         Registration No. 333-67145

            Prospectus Supplement to Prospectus Dated March 7, 2000.

                                     (LOGO)

                                  $650,000,000

                       THE GOODYEAR TIRE & RUBBER COMPANY
                             7.857% Notes due 2011
                         ------------------------------
     Goodyear will pay interest on the notes on February 15 and August 15 of each year, beginning February 15, 2002. The notes will mature on August 15, 2011. The notes will not be subject to any sinking fund. Goodyear may redeem some or all of the notes at any time. The redemption price is described at page S-10. The notes are unsecured and rank equally with all of our other unsecured and unsubordinated debt. The notes will be issued only in denominations of $1,000 or integral multiples of $1,000. The notes will not be listed on any securities exchange.
                         ------------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE NOTES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                                                              Per Note       Total
                                                              --------       -----
Initial public offering price...............................    100%      $650,000,000
Underwriting discount.......................................      2%      $ 13,000,000
Proceeds, before expenses, to Goodyear......................     98%      $637,000,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from August 15, 2001 and must be paid by the purchaser if the notes are delivered after August 15, 2001.
                         ------------------------------
     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about August 15, 2001.

                          Joint Book-Running Managers
GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY
                         ------------------------------
                              Joint Lead Managers
BANC OF AMERICA SECURITIES LLC                        CREDIT SUISSE FIRST BOSTON
                           DEUTSCHE BANC ALEX. BROWN
                         ------------------------------
                                  Co-Managers
BNP PARIBAS                           JPMORGAN                          SG COWEN
                         ------------------------------
                  Prospectus Supplement dated August 10, 2001.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     You should read this prospectus supplement along with the prospectus that follows. In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are offering to sell the notes only in places where offers and sales are permitted.

     You should not assume that the information contained or incorporated by reference in this prospectus supplement or the attached prospectus is accurate as of any date other than their respective dates. Our business, financial condition and results of operations may have changed since the date of such information.

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement includes or incorporates by reference forward-looking statements, including those identified by the words "believes," "anticipates," "expects," "intends" and other words or expressions of similar meaning. Such statements are based on current expectations and assumptions, are inherently uncertain and are subject to risks. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

     - changes in general economic and industry conditions in the various markets served by our operations;

     - price and product competition;

     - increased competitive activity;

     - changes in demand levels for our products;

     - fluctuations in the prices paid by us for raw materials and energy;

     - our ability to control costs and expenses;

     - changes in the monetary policies of various countries where Goodyear has significant operations;

     - changes in interest and currency exchange rates; and

     - other unanticipated events and conditions.

In view of these risks, uncertainties and assumptions, the forward-looking statements made or incorporated by reference in this prospectus supplement and the attached prospectus might not occur. We will not revise or update our forward-looking statements even though changes occur.

                                  THE COMPANY

     The Goodyear Tire & Rubber Company, together with our domestic and foreign subsidiary companies ("Goodyear", or "we" or "us"), is one of the world's leading manufacturers of tires and rubber products. Goodyear engages in operations in most regions of the world. In 2000, our consolidated net sales were $14.4 billion and our net income was $40.3 million, or $.25 per share - diluted. Worldwide employment averaged 106,724 during 2000. Our operations involve seven business segments: North American Tire, European Union Tire, Eastern Europe, Africa and Middle East Tire, Latin American Tire, Asia Tire, Engineered Products and Chemical Products.

TIRES

     Our principal business is the development, manufacture, distribution and sale of tires and related products and services worldwide. Goodyear manufactures and markets in most regions of the world a broad line of rubber tires for automobiles, trucks, buses, motorcycles, tractors, farm implements, earthmoving equipment, aircraft, industrial equipment and various other applications, in each case for sale to vehicle manufacturers as original equipment and in replacement markets worldwide. We also:

     - manufacture and sell flaps for truck tires and other types of tires;

     - retread truck, aircraft and heavy equipment tires;

     - manufacture and sell tread rubber and other tire retreading materials;
       and

     - provide automotive repair services and miscellaneous other products and services.

     Our five tire segments accounted for approximately 87.9% of our consolidated net sales and approximately 82.1% of our segment operating income during 2000. During 2000, new tire sales accounted for approximately 81.2% of our consolidated net sales.

     On September 1, 1999, we completed a global alliance with Sumitomo Rubber Industries, Ltd. ("Sumitomo") pursuant to which we acquired 75% of the capital of a joint venture company in Europe that owns substantially all of Sumitomo's tire business in Europe. We contributed the major portion of our tire businesses in Europe to the joint venture company. Similarly, we acquired 75% of the capital of a company that purchased Sumitomo's manufacturing operations in North America and certain related tire distribution operations. We also acquired 100% of Sumitomo's other tire distribution operations in North America. The businesses acquired in the alliance with Sumitomo involve the manufacture, distribution and sale of Dunlop-brand and other house brand passenger, truck and farm tires. The cost of acquiring these businesses totaled approximately $1.24 billion, consisting of approximately $931.6 million of cash payments (financed by the issuance of additional debt) to Sumitomo and approximately $307 million representing the fair value of the 25% net interest of our businesses contributed to the joint venture company in Europe. We also acquired 25%, and Sumitomo owns 75%, of two companies in Japan, one for the sale of Goodyear-brand passenger and truck tires in the Japanese replacement market and the other for the sale of Goodyear-brand and Dunlop-brand tires to vehicle manufacturers in Japan. As a part of the alliance, we own 80%, and Sumitomo owns 20%, of a global purchasing company and we own 51%, and Sumitomo owns 49%, of a company that coordinates and disseminates commercialized tire technology among Goodyear, Sumitomo, the joint venture companies and their respective affiliates. We also acquired 10% of the capital stock of Sumitomo and Sumitomo acquired 2,278,896 shares of our Common Stock.

     Worldwide, our sales of new tires to the numerous replacement markets we serve substantially exceed our sales of new tires to vehicle manufacturers. During 2000, we sold approximately 223.3 million tires worldwide, approximately
157.8 million of which were sold in the replacement markets and approximately
65.5 million of which were sold to original equipment customers. New tires are sold under highly competitive conditions throughout the world. On a world-wide basis, our major competitors are Bridgestone/Firestone and Michelin/UniroyalGoodrich. Based on various industry and other sources, we estimate that our share of the worldwide auto, truck and farm tire markets was approximately 23.0% in 2000, 20.1% in 1999 and 19.1% in 1998.

     In the United States and many other countries, we sell Goodyear-brand tires to vehicle manufacturers for use as original equipment on vehicles they produce. In most countries, we sell Goodyear-brand tires, and in certain countries we sell other house brand and private brand tires, through various channels of distribution for sale to vehicle owners for replacement purposes. We compete with other tire manufacturers on the basis of price, warranty, service, consumer convenience and product design, performance and reputation. We believe Goodyear-brand tires enjoy a high recognition factor throughout the world and have a reputation for performance, high quality and value. Dunlop-brand tires enjoy a high recognition factor in North America and Europe and have a reputation for performance, quality and value. Kelly-brand, Fulda-brand, Debica-brand, Sava-brand and various other house-brand tire lines offered by us, and tires we manufacture and sell to private-brand customers, compete primarily on the basis of price.

NORTH AMERICAN TIRE

     Our North American Tire segment manufactures and sells tires and related products and services in the United States and Canada. In 2000, North American Tire accounted for approximately 49.3% of our consolidated net sales and approximately 43.5% of our segment operating income. During 2000, new tire sales accounted for approximately 89.9% of the net sales of North American Tire.

     TIRES. North American Tire manufactures and sells a broad line of tires in the United States and Canada for automobiles, trucks, buses, tractors, motorcycles, farm implements, earth moving equipment, aircraft, industrial equipment and various other applications. North American Tire manufactures tires in 14 plants in the United States and Canada.

     Goodyear-brand radial passenger tire lines sold in North America include the Eagle high performance and touring tire lines, the Aquatred line of tires and run-flat extended mobility technology (EMT) tires. The major lines of Goodyear-brand radial light truck tires offered are the Wrangler and Workhorse. A full line of all-steel cord and belt construction radial medium truck tires, the Unisteel series, are sold for various applications, including line-haul highway use and off-road service. Also offered are several lines of radial and bias-ply tires for farm machinery, heavy equipment and commercial and military aircraft.

     We also offer various lines of Dunlop-brand, Kelly-brand, other house brand, private brand and associate brand tires to the United States and Canadian replacement markets.

     RELATED PRODUCTS AND SERVICES. North American Tire also:

     - retreads truck, aircraft and heavy equipment tires, primarily as a service to its commercial customers;

     - manufactures and sells tread rubber and other tire retreading materials for various applications;

     - provides automotive repair services at 1,091 retail outlets;

     - sells automotive repair and maintenance items, automotive equipment and accessories and other items to dealers and consumers; and

     - provides miscellaneous other products and services.

EUROPEAN UNION TIRE

     Our European Union Tire segment manufactures and sells tires for automobiles, trucks, motorcycles, farm implements and construction equipment throughout the member states of the European Union and in Switzerland and Norway, distributes and sells tires to various export markets in other regions, and provides related products and services. European Union Tire manufactures tires in 13 plants located in England, France, Germany and Luxembourg. In 2000, European Union Tire accounted for approximately 22.2% of our consolidated net sales and approximately 14.8% of our segment operating income. New tire sales represented approximately 96.8% of the net sales of European Union Tire during 2000.

     European Union Tire manufactures and sells Goodyear-brand, Dunlop-brand, Fulda-brand and Kelly-brand passenger, truck, motorcycle, farm and heavy equipment tires. European Union Tire also:

     - sells Debica-brand and Sava-brand passenger truck and farm tires manufactured by our Eastern Europe, Africa and Middle East Tire segment;

     - sells new, and manufactures and sells retreaded, aircraft tires in Europe;

     - provides various retreading and related services for truck and heavy equipment tires, primarily for its commercial customers; and

     - offers automotive repair and related services through certain retail outlets in which it owns a controlling interest.

EASTERN EUROPE, AFRICA AND MIDDLE EAST TIRE

     The Eastern Europe, Africa and Middle East Tire segment manufactures and sells passenger, truck, farm and construction equipment tires in most countries in Eastern Europe, the Middle East and Africa, with tire manufacturing plants located in Morocco, Poland, Slovenia, South Africa and Turkey. In 2000, this segment accounted for approximately 5.5% of our consolidated net sales and approximately 9.1% of our segment operating income. New tire sales represented approximately 93.4% of the segment's net sales during 2000.

     The Eastern Europe, Africa and Middle East Tire segment manufactures and sells Goodyear-brand, Kelly-brand, Debica-brand and Sava-brand tires and sells Dunlop-brand and Fulda-brand tires manufactured by European Union Tire. Sales operations are maintained in most countries in Eastern Europe and throughout Africa and the Middle East. Eastern Europe, Africa and Middle East Tire also:

     - sells new and retreaded aircraft tires;

     - provides retreading and related services for truck and heavy equipment tires; and

     - sells tires and automotive parts and accessories and provides automotive repair services through retail outlets, primarily in South Africa.

LATIN AMERICAN TIRE

     Our Latin American Tire segment sells auto, truck, farm, construction equipment and aircraft tires in Mexico and throughout Central and South America and exports new tires to various markets. Latin American Tire manufactures tires in plants located in Brazil, Chile, Colombia, Guatemala, Peru and Venezuela. In 2000, Latin American Tire accounted for approximately 7.3% of our consolidated net sales and approximately 11.7% of our segment operating income. New tire sales represented approximately 91.6% of the net sales of Latin American Tire during 2000.

     Latin American Tire manufactures and sells several lines of radial and bias-ply passenger, light truck and medium truck, farm implement, construction equipment and aircraft tires. Latin American Tire also manufactures and sells retreading materials and provides related services for truck, aircraft and heavy equipment tires.

ASIA TIRE

     Our Asia Tire segment engages in the manufacture and sale of tires throughout east, southeast and south Asia and the western Pacific. In 2000, Asia Tire accounted for approximately 3.6% of our consolidated net sales and approximately 3.0% of our segment operating income. New tire sales represented approximately 97.3% of the 2000 net sales of Asia Tire.

     Asia Tire manufactures several lines of tires for automobiles, light and medium trucks, farm implements, construction equipment and aircraft for both the original equipment and replacement markets at facilities located in China, India, Indonesia, Japan, Malaysia, the Philippines, Taiwan and Thailand. Asia Tire also retreads truck, heavy equipment and aircraft tires.

ENGINEERED PRODUCTS

     Our Engineered Products segment develops, manufactures, distributes and sells numerous rubber and thermoplastic products worldwide. Engineered Products are manufactured in 24 plants located in the United States, Australia, Brazil, Canada, Chile, China, Mexico, Slovenia, South Africa and Venezuela. In 2000, Engineered Products accounted for approximately 8.1% of our consolidated net sales and approximately 7.2% of our segment operating income.

     The products and services offered by Engineered Products include:

     - belts and hose for motor vehicles;

     - air springs, engine mounts and chassis parts for motor vehicles;

     - conveyor and power transmission belts;

     - air, water, steam, hydraulic, petroleum, fuel, chemical and materials handling hose for industrial applications;

     - tank tracks; and

     - various other engineered rubber products and miscellaneous services.

CHEMICAL PRODUCTS

     Our Chemical Products segment manufactures and sells synthetic rubber and rubber latices, various resins and organic chemicals used in rubber and plastic processing, and other chemical products for industrial customers worldwide. Substantially all production is in the United States, except for certain products manufactured in France. Our Chemical Products business also owns and operates a natural rubber plantation and processing facility in Indonesia and conducts natural rubber purchasing operations.

     Chemical Products accounted for approximately 7.8% of our consolidated net sales and approximately 10.7% of our segment operating income during 2000. The major portion (50.0% in 2000) of the revenues of our Chemical Products segment are from sales to our other segments, primarily synthetic rubber and rubber processing chemicals to North American Tire, on a formula price basis.

LEGAL PROCEEDINGS

     We are involved in a number of material legal proceedings which, if adversely resolved, could have a material adverse effect on our results of operations or financial position. Information relating to these material legal proceedings, which include product liability claims, asbestos-related claims, environmental claims and claims relating to our business practices, as well as a preliminary evaluation of a line of our light truck tires by the National Highway Traffic Safety Administration, is set forth in our Annual Report on Form 10-K for the year ended December 31, 2000, pages 23 through 26, and in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2001 and June 30, 2001, pages 27 and 28, and page 29, respectively, which Reports are incorporated herein by reference.

                                USE OF PROCEEDS

     The net proceeds from the sale of the notes will be used to repay portions of our outstanding commercial paper and short term bank borrowings and for general corporate purposes. At June 30, 2001, approximately $151.6 million of our commercial paper was outstanding, bearing interest at a weighted average rate of 5.30% per annum, and approximately $140 million of domestic short term bank borrowings were outstanding, bearing interest at a weighted average rate of 4.86% per annum.

                                 CAPITALIZATION

     The following table sets forth our capitalization at June 30, 2001 and as adjusted to reflect the issuance of the notes, assuming that we use the net proceeds from the offering of approximately $637,000,000 to repay outstanding commercial paper and retire other short term debt. You should read the table below with the audited financial statements and accompanying notes set forth at
Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2000, and with the unaudited financial statements and accompanying notes set forth at
Part I of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, which are incorporated herein by reference.

                                                                      UNAUDITED
                                                                    JUNE 30, 2001
                                                               ------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                   (DOLLARS IN MILLIONS)                       ---------    -----------
Short Term Debt:
  Commercial paper..........................................   $   151.6     $   100.0
  Notes payable to banks....................................       904.5         319.1
  Long term debt due within one year........................       128.8         128.8
                                                               ---------     ---------
     Total Short Term Debt..................................   $ 1,184.9     $   547.9

Long Term Debt:
  7.857% Notes due 2011 (notes offered hereby)..............   $      --     $   650.0
Notes:
  6 5/8% due 2006...........................................       249.5         249.5
  6 3/8% due 2008...........................................        99.7          99.7
  7% due 2028...............................................       149.0         149.0
  8.125% due 2003...........................................       299.8         299.8
  8.50% due 2007............................................       300.0         300.0
  6.375% Euro Notes due 2005................................       338.2         338.2

  5.375% Swiss Franc Bonds due 2006.........................        88.0          88.0
  Bank Term Loans due 2001-2005.............................       950.5         950.5
Other domestic and international debt.......................       212.8         212.8
Capital Lease Obligations...................................        38.9          38.9
                                                               ---------     ---------
                                                               $ 2,726.4     $ 3,376.4
Less portion due within one year............................       128.8         128.8
                                                               ---------     ---------
     Total Long Term Debt...................................   $ 2,597.6     $ 3,247.6
Minority Equity in Subsidiaries.............................   $   820.2     $   820.2
Shareholders' Equity:
  Common Stock..............................................       158.8         158.8
  Capital Surplus...........................................     1,148.7       1,148.7
  Retained Earnings.........................................     3,424.6       3,424.6
  Accumulated other.........................................
     Comprehensive Income...................................    (1,457.1)     (1,457.1)
                                                               ---------     ---------
     Total Shareholders' Equity.............................   $ 3,275.0     $ 3,275.0
                                                               ---------     ---------
          Total.............................................   $ 7,877.7     $ 7,890.7
                                                               =========     =========

                       SELECTED FINANCIAL AND OTHER DATA

     In the table below we provide you with selected consolidated financial information prepared using our audited consolidated financial statements for each of the fiscal years in the five-year period ended December 31, 2000 and our unaudited financial statements for the six months ended June 30, 2001. You should read the information below with the audited financial statements and accompanying notes included at Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2000, and with the unaudited financial statements and accompanying notes set forth at Part I of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, which are incorporated herein by reference.

                                         SIX MONTHS ENDED
                                             JUNE 30,                           YEAR ENDED DECEMBER 31,
                                       ---------------------   ---------------------------------------------------------
                                         2001        2000        2000        1999        1998        1997        1996
(IN MILLIONS, EXCEPT PER SHARE)        ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Sales............................  $ 6,996.7   $ 7,271.4   $14,417.1   $13,355.4   $13,081.6   $13,502.0   $13,400.7
Income (Loss) from Continuing
  Operations -- as reported..........      (38.9)      125.3        40.3       241.1       717.0       522.4       558.5
Change in inventory costing method...         --          --          --         2.1       (44.8)      (25.0)       (5.3)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (Loss) from Continuing
  Operations -- as restated..........      (38.9)      125.3        40.3       243.2       672.2       497.4       553.2
Discontinued Operations                       --   --.......          --          --       (34.7)       36.3      (456.8)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Income (Loss) -- as restated.....  $   (38.9)  $   125.3   $    40.3   $   243.2   $   637.5   $   533.7   $    96.4
                                       =========   =========   =========   =========   =========   =========   =========
Per Share of Common Stock:
Income (Loss) Per Share -- Basic:
Income from Continuing Operations --
  as reported........................  $    (.25)  $     .80   $     .26   $    1.54   $    4.58   $    3.34   $    3.60
Change in inventory costing method...         --          --          --         .01        (.29)       (.16)       (.04)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income from Continuing Operations --
  as restated........................  $    (.25)  $     .80   $     .26   $    1.55   $    4.29   $    3.18   $    3.56
Discontinued Operations..............         --          --          --          --        (.22)        .24       (2.94)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Income -- Basic -- as restated...  $    (.25)  $     .80   $     .26   $    1.55   $    4.07   $    3.42   $     .62
                                       =========   =========   =========   =========   =========   =========   =========
Income (Loss) Per Share -- Diluted:
Income from Continuing Operations --
  as reported........................  $    (.25)  $     .79   $     .25   $    1.52   $    4.53   $    3.30   $    3.56
Change in inventory costing method...         --          --          --         .01        (.28)       (.16)       (.03)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income from Continuing Operations --
  as restated........................  $    (.25)  $     .79   $     .25   $    1.53   $    4.25   $    3.14   $    3.53
Discontinued Operations..............         --          --          --          --        (.22)        .23       (2.91)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Income -- Diluted -- as
  restated...........................  $    (.25)  $     .79   $     .25   $    1.53   $    4.03   $    3.37   $     .62
                                       =========   =========   =========   =========   =========   =========   =========

Dividends Per Share..................  $     .60   $     .60   $    1.20   $    1.20   $    1.20   $    1.14   $    1.03
Total Assets.........................  $13,239.8   $13,508.0   $13,568.0   $13,278.1   $10,762.7   $10,135.6   $ 9,915.0
Long Term Debt.......................  $ 2,597.6   $ 2,243.4   $ 2,349.6   $ 2,347.9   $ 1,186.5   $   844.5   $ 1,132.2
Shareholders' Equity.................  $ 3,275.0   $ 3,744.7   $ 3,503.0   $ 3,792.6   $ 3,919.2   $ 3,613.7   $ 3,522.3
OTHER DATA
EBITDA...............................  $   508.3   $   694.0   $ 1,172.8   $ 1,088.1   $ 1,496.2   $ 1,571.0   $ 1,525.0
Depreciation and Amortization........  $   323.0   $   320.2   $   630.3   $   581.7   $   505.9   $   467.2   $   423.8
EBIT.................................  $   185.3   $   373.8   $   542.5   $   506.4   $   990.3   $ 1,103.8   $ 1,101.2
Capital Expenditures.................  $   221.2   $   266.7   $   614.5   $   805.0   $   838.4   $   699.0   $   617.5

NOTES: (1) During 2000, we changed our inventory costing method for certain domestic inventories from LIFO to FIFO and began reporting expenses for transportation of products to customers as cost of goods sold. Prior periods have been restated.

       (2) The net loss in the first six months of 2001 included a net after-tax charge of $43.2 million for rationalizations and asset sales.

        (3) Net Income in 2000 included a net after-tax charge of $96.9 million for rationalizations and asset sales.

        (4) Net Income in 1999 included net after-tax benefit of $22.3 million, or $.13 per share, resulting from the net after-tax gains of $154.8 million, or $.97 per share -- diluted, from the change in control of the businesses contributed by us to the Goodyear Dunlop joint venture in Europe and the sale of certain rubber chemical assets and net rationalization charges of $132.5 million after-tax, or $.84 per share -- diluted.

        (5) Net Income in 1998 included a net after-tax gain of $61.3 million, or $.38 per share -- diluted, from the sale of the All American Pipeline System and related assets, rationalizations and the sale of other assets.

        (6) Net Income in 1997 included net after-tax charges of $176.3 million, or $1.12 per share -- diluted, for rationalizations.

        (7) Net Income in 1996 included a net after-tax charge of $573.0 million, or $3.65 per share -- diluted, for the writedown of the All American Pipeline System and related assets and certain rationalization actions.

        (8) EBITDA equals EBIT plus depreciation and amortization. EBITDA is not a presentation made in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. EBITDA data are included in this prospectus supplement to provide additional information with respect to our ability to satisfy our debt service, capital expenditures and working capital requirements and because certain covenants in our debt instruments are based on a similar measure. While EBITDA is used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to similarly titled captions of other companies due to differences in methods of calculation.

        (9) EBIT equals sales minus cost of goods sold and selling, administrative and general expense. EBIT is not a presentation made in accordance with generally accepted accounting principles. EBIT should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. EBIT data are included in this prospectus supplement to provide additional information with respect to our ability to satisfy our debt service, capital expenditures and working capital requirements. While EBIT is used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to similarly titled captions of other companies due to differences in methods of calculation.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                                                SIX MONTHS
                                                  ENDED
                                                 JUNE 30,            YEAR ENDED DECEMBER 31,
                                               ------------    ------------------------------------
                                               2001    2000    2000    1999    1998    1997    1996
                                               ----    ----    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges...........   .90    2.28    1.33    2.32    5.45    4.87    5.14

     For purposes of computing the above ratios: (1) earnings consist of income from continuing operations before income taxes, plus amortization of capitalized interest, minority interest in net income of subsidiaries, certain other adjustments, and fixed charges; and (2) fixed charges include interest expense, amortization of debt discount, premium or expense, the portion of rents representative of an interest factor, capitalized interest and our share of fixed charges of equity investees.

                              DESCRIPTION OF NOTES

     The following description sets forth the particular terms of the notes and supplements the description of the general terms of the notes set forth under the heading "Description of Debt Securities" in the attached prospectus. Capitalized terms used in this prospectus supplement that are not otherwise defined will have the meanings given to them in the accompanying prospectus. The following statements with respect to the notes are summaries and are subject to, and are qualified by reference to, the provisions of the notes and the Indenture.

GENERAL TERMS

     The notes will be issued under the Indenture, dated as of March 1, 1999, between Goodyear and The Chase Manhattan Bank, as Trustee. The notes will constitute a series of debt securities under the Indenture and will be issued in an initial aggregate principal amount of $650,000,000. We may issue additional notes of this series in the future. The notes will mature on August 15, 2011 and will accrue interest at a rate of 7.857% per annum.

     The notes will bear interest from August 15, 2001, payable on February 15 and August 15 of each year, commencing February 15, 2002. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable generally to the person in whose name the note is registered at the close of business on the February 1 or August 1 next preceding the February 15 or August 15 interest payment date.

     The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

DEFEASANCE

     The provisions of the Indenture relating to legal defeasance and covenant defeasance (described under the caption "Description of Debt
Securities -- Defeasance" in the attached prospectus) will apply to the notes.

OPTIONAL REDEMPTION

     We may, at our option, redeem the notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days prior notice mailed to the Depositary, at a redemption price equal to the greater of:

     - 100% of their principal amount, and

     - the present value of the Remaining Scheduled Payments (as defined below) on the notes to be redeemed, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined below) plus 35 basis points (0.35%).

We will also accrue interest on the notes to the date of redemption. In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     If money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after such date interest will cease to accrue on the notes (or such portions thereof) called for redemption.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means Goldman, Sachs & Co. and Salomon Smith Barney Inc., and each of their successors, and, at our option, other primary U.S. Government securities dealers in New York City selected by us.

     "Remaining Scheduled Payments" means, with respect to any note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

SINKING FUND

     There will not be a sinking fund for the notes.

FORM OF NOTES

     Upon issuance, the notes will be represented by one or more global securities in registered form, without coupons (the "Global Securities"), which will be issued in a denomination equal to the aggregate outstanding principal amount of the notes.

BOOK-ENTRY SYSTEM

     The notes will be represented by Global Securities registered in the name of Cede & Co., as a nominee of DTC. The information set forth under "Description of Debt Securities -- Permanent Global Debt Securities -- Book-Entry System" in the attached prospectus will apply to the notes. Thus, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except under the circumstances described at "Description of Debt Securities -- Permanent Global Debt
Securities -- Book-Entry System" in the attached prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form and will not be considered holders of notes.

     DTC holds securities of institutions that have accounts with it or its participants. DTC's records reflect only the identity of the participants to whose accounts notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to participants, by participants to their customers, and in turn to beneficial owners will be governed by arrangements made among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices will be sent to Cede & Co.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Global Securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to the participants to whose accounts the notes are credited on the applicable record date.

     Principal and interest payments on the Global Securities representing the notes will be made in immediately available funds to DTC. DTC's practice is to credit participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. We, or the Trustee, are responsible for the payment of principal, premium, if any, and interest to DTC. Disbursement of such payments to participants shall be the sole responsibility of DTC. Disbursement of such payments to the beneficial owners of the notes shall be the responsibility of the participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by DTC or any participants or for maintaining or reviewing any records of DTC or any participants.

     DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, notes in definitive form are required to be printed and delivered to each holder. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, notes in definitive form will be printed and delivered.

     The information in this section concerning DTC and its system has been obtained from sources that we believe are reliable, but we take no responsibility for the accuracy of such information. The information is subject to any changes to the arrangements between us and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the Underwriters in immediately available funds. So long as DTC continues to make its "Same-Day Funds Settlement System" available to us:

     - we will make all payments of principal and interest on the notes in immediately available funds; and

     - the notes will trade in DTC's Same-Day Funds Settlement System until maturity.

     See, "Description of Debt Securities -- Same-Day Settlement and Payment" in the attached prospectus at page 11.

INFORMATION CONCERNING THE TRUSTEE

     The Chase Manhattan Bank is the Trustee under the Indenture. Under the Indenture, we have issued $300 million principal amount of our 8.125% Notes due 2003 and $300 million principal amount of our 8.50% Notes due 2007. The Chase Manhattan Bank is also the Trustee under an indenture, dated as of March 15, 1996, between us and The Chase Manhattan Bank, as Trustee, which contains substantially the same covenants and events of default as those set forth in the Indenture. Under the indenture dated March 15, 1996, we have issued $250 million principal amount of our 6 5/8% Notes due 2006, $150 million principal amount of our 7% Notes due 2028 and $100 million principal amount of our 6 3/8% Notes due 2008. We maintain various banking relationships with the Trustee. The Chase Manhattan Bank is the agent and a lender under our Term Loan Agreement, dated as of March 30, 2001, whereunder 27 domestic and international banks made a three year $800 million loan to us due March 30, 2004. The Chase Manhattan Bank is the agent and a lender under our Five-Year Revolving Credit Agreement, dated as of August 15, 2000, as amended by an Amendment dated January 26, 2001. The Chase Manhattan Bank and 26 other domestic and international banks have agreed to lend us up to $750 million at any one time outstanding from time to time through August 15, 2005 under the Five-Year Revolving Credit Agreement. The Chase Manhattan Bank is also the agent and a lender under our 364-Day Revolving Credit Agreement, dated as of August 15, 2000, as amended by an Amendment dated January 26, 2001, whereunder The Chase Manhattan Bank and 26 other domestic and international banks have agreed to lend us up to $750 million at any one time outstanding from time to time until August 14, 2001, when the commitment of each participating bank terminates unless extended for 364 days on a bank by bank basis or, if not so extended, we elect to obtain a two year loan from any non-extending bank. We are currently in the process of renewing the 364-Day Revolving Credit Agreement and also conforming certain terms and conditions in the 364-Day and Five-Year Revolving Credit Agreements with terms and conditions in the March 30, 2001 Term Loan Agreement. The Chase Manhattan Bank is also the trustee under an indenture, dated as of April 27, 2001, in respect of up to $800 million of notes issued from time to time by Wingfoot A/R LLC, a subsidiary of Goodyear, which notes have been and will be purchased by an affiliate of The Chase Manhattan Bank and affiliates of other banks and are backed by the security interest of the trustee in certain of our accounts receivable which have been purchased by Wingfoot A/R LLC. The Chase Manhattan Bank is from time to time the counterparty to certain interest rate exchange transactions and performs various other banking services for us in the ordinary course of business. The Chase Manhattan Bank has received and will receive fees and other compensation in connection with the aforesaid credit agreements and for other transactions and services.

                                  UNDERWRITING

     We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase from us the principal amount of the notes indicated in the following table:

                                                              Principal Amount
                        Underwriters                              of Notes
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................    $260,000,000
Salomon Smith Barney Inc....................................     260,000,000
Banc of America Securities LLC..............................      32,500,000
Credit Suisse First Boston Corporation......................      32,500,000
Deutsche Banc Alex. Brown, Inc..............................      32,500,000
BNP Paribas Securities Corp.................................      10,833,334
J.P. Morgan Securities Inc..................................      10,833,333
SG Cowen Securities Corporation.............................      10,833,333
                                                                ------------
          Total.............................................    $650,000,000
                                                                ============

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.625% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.250% of the principal amount of the notes. If all notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. In addition, we do not intend to list the notes on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes but they are not obligated to do so and may discontinue market making activity at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale to the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $819,248.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of debt securities where more than 10% of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Certain of the underwriters or their respective affiliates have lent money to us under existing credit facilities. In the event more than 10% of the proceeds of the offering will be used to repay such money lent by any underwriter or its affiliates, the offering will be conducted in conformity with Rule 2710(c)(8).

     The underwriters or their respective affiliates have performed and may in the future perform various financial advisory, commercial banking, and investment banking services for us from time to time, for which they received or will receive customary fees. The underwriters and their associates or affiliates may from time to time in the future engage in transactions with or perform services for us in the ordinary course of business.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for us by C. Thomas Harvie, Esq., a Senior Vice President, the General Counsel and the Secretary of Goodyear, and for the Underwriters by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. At August 1, 2001, Mr. Harvie directly or indirectly owned approximately 7,344 shares, and held options and contingent rights granted pursuant to Goodyear sponsored compensation plans to acquire up to 153,600 additional shares, of our common stock.

                                    EXPERTS

     The consolidated financial statements of Goodyear incorporated in this prospectus supplement by reference to Goodyear's Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

                                 $1,250,000,000

                       THE GOODYEAR TIRE & RUBBER COMPANY

                                DEBT SECURITIES

                            ------------------------

     The Goodyear Tire & Rubber Company may offer and sell from time to time debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $1,250,000,000. The debt securities may be offered in separate series in amounts, at prices and on terms determined at the time of offering.

                            ------------------------

     WE WILL PROVIDE SPECIFIC TERMS OF EACH SERIES OF THE DEBT SECURITIES IN SUPPLEMENTS TO THIS PROSPECTUS. YOU SHOULD READ THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU INVEST.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  The date of this Prospectus is March 7, 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT. NO PERSON HAS BEEN AUTHORIZED BY US TO PROVIDE YOU WITH ANY OTHER INFORMATION. WE ARE NOT MAKING AN OFFER OF ANY DEBT SECURITIES IN ANY STATE WHERE THE OFFER IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE AFTER THE DATE OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that The Goodyear Tire & Rubber Company ("Goodyear", or "we" or "us") filed with the Securities and Exchange Commission using the "shelf" registration process. Under this process, we may sell debt securities in one or more offerings up to a total amount of $1,250,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we offer to sell debt securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The supplement may also add information and/or update and/or change the information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement together with the additional information described under the heading "Where You Can Find More Information About Goodyear." To find more detail about certain documents, you should read the exhibits filed with the registration statement.

               WHERE YOU CAN FIND MORE INFORMATION ABOUT GOODYEAR

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 (1-800-732-0330) for information on the operation of the Public Reference Room. Our filings with the SEC are also available to the public over the SEC's Internet web site at: http://www.sec.gov.

     This prospectus does not contain all of the information in or the exhibits to the registration statement, which you may read at the SEC's Public Reference Room or over its Internet web site.

     The SEC allows us to "incorporate by reference" into this prospectus information included in documents we file with it, which means we can disclose important information to you by referring you to other documents we file with the SEC. The information incorporated by reference is considered a part of this prospectus. Information that we file with the SEC later will automatically update and supercede the information in this prospectus.

     We incorporate by reference into this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999; and

     - Any future filings made by us with the SEC (File No. 1-1927) under
       Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we have sold all of the debt securities offered by this prospectus.

     YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST TO YOU, BY WRITING TO US AT THE FOLLOWING ADDRESS OR CALLING US AT THE TELEPHONE NUMBER BELOW:

               OFFICE OF THE SECRETARY
               THE GOODYEAR TIRE & RUBBER COMPANY
               1144 EAST MARKET STREET
               AKRON, OHIO 44316-0001

               TELEPHONE NUMBER: 330-796-2121

                                  THE COMPANY

     Goodyear was organized as an Ohio corporation in 1898. Together with its subsidiary companies, Goodyear is one of the world's leading producers of tires and rubber products. Our principal business is developing, manufacturing, distributing and selling new tires for most applications in most regions of the world. We also manufacture and sell numerous rubber and other products for the transportation industry and various industrial and consumer markets, manufacture and sell rubber-related chemicals for various applications, provide automotive repair and other services at retail and commercial outlets and sell various other products.

     We maintain our principal executive offices at 1144 East Market Street, Akron, Ohio 44316-0001. Our telephone number is 330-796-2121.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, the net proceeds we receive from the sale of the debt securities will be used for general corporate purposes. General corporate purposes may include repaying short-term bank borrowings and funding future acquisitions, capital expenditures and working capital requirements.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's ratio of earnings to fixed charges for the periods indicated:

                                                             YEAR ENDED DECEMBER 31,
                                                         --------------------------------
                                                         1999   1998   1997   1996   1995
                                                         ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges.....                  2.31   5.78   5.08   5.18   5.10

     For purposes of computing the above ratios: (1) earnings consist of income from continuing operations before income taxes, plus amortization of capitalized interest, minority interest in net income of subsidiaries, certain other adjustments, and fixed charges; and (2) fixed charges include interest expense, amortization of debt discount, premium or expense, the portion of rents representative of an interest factor, capitalized interest and our share of fixed charges of equity investees.

                         DESCRIPTION OF DEBT SECURITIES

     THE FOLLOWING DESCRIPTION SETS FORTH CERTAIN GENERAL TERMS OF THE DEBT SECURITIES. THE PARTICULAR TERMS OF THE SERIES OF DEBT SECURITIES OFFERED BY A PROSPECTUS SUPPLEMENT WILL BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT RELATING TO SUCH SERIES OF DEBT SECURITIES.

     The debt securities will be issued under an Indenture, dated as of March 1, 1999 (the "Indenture"), between Goodyear and The Chase Manhattan Bank, as trustee (the "Trustee"). The following summary of certain provisions of the Indenture is not complete. Section references below are to sections of the Indenture. Capitalized terms have the meanings assigned to them in the Indenture. The referenced sections of the Indenture and the definitions of the capitalized terms are incorporated by reference. A copy of the Indenture is filed as an exhibit to the registration statement.

GENERAL

     The Indenture provides for the issuance of our debt securities in an unlimited amount from time to time in one or more separate series. The debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated indebtedness.

     The prospectus supplement relating to any particular series of debt securities offered will describe (to the extent applicable) the following terms with respect to the offered debt securities:

     - the title of the debt securities;

     - the aggregate principal amount of the debt securities;

     - the price at which the debt securities will be issued;

     - the dates on which the principal of the debt securities will be due and payable;

     - the rate or rates (which may be fixed or variable) and/or any method for determining the rate or rates at which the debt securities will bear interest, if any;

     - the date or dates from which any interest will accrue;

     - the date on which payment of interest, if any, will commence, the interest payment dates, and the regular record dates for determining the holder to whom such interest will be payable;

     - the person to whom any interest will be payable, if other than the person in whose name the debt security is registered at the close of business on the regular record date for such interest payment;

     - the place or places where payments on the debt securities will be payable;

     - any mandatory or optional sinking fund provisions applicable to the debt securities;

     - any mandatory or optional redemption provisions applicable to the debt securities;

     - if other than U.S. Dollars, the currency or currencies, including composite currencies, in which payments on the debt securities will be payable;

     - any index used to determine the amount of payments of principal of (and premium, if any) or interest on the debt securities;

     - the portion of the principal amount of the debt securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof;

     - any right we have to defease the debt securities under the Indenture;

     - whether such debt securities will be issued in fully registered form without coupons or will be issued in the form of one or more global securities in temporary global form or definitive global form;

     - any addition to or change in the covenants or events of default set forth below which will apply to the debt securities; and

     - any other terms of the debt securities, which terms must be consistent with the Indenture. (Section 3.01)

     Debt securities may be issued as original issue discount debt securities. An original issue discount debt security bears no interest or bears interest at a below-market rate, is sold at a discount to its stated principal amount and, ordinarily, provides that less than the stated principal amount will be payable upon any acceleration of its maturity. (Section 1.01) The applicable prospectus supplement will describe any special tax, accounting or other information relating to original issue discount debt securities or relating to certain other kinds of debt securities then being offered, such as debt securities linked to an index, payable in currencies other than U.S. dollars, or subject to special repayment or other provisions.

     Unless otherwise specified in the prospectus supplement relating to any particular series of the debt securities:

     - principal of (and premium, if any) and interest, if any, on the debt securities will be payable at the office of the Trustee maintained for such purpose, except that we have the option to pay interest by mailing a check to the address of the person entitled thereto as indicated by the security register;

     - transfers and exchanges of the debt securities may be made at the office of the Trustee maintained for such purpose;

     - payment of any interest due on any debt security will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest;

     - the debt securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiples thereof; and

     - no service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. (Sections 3.01, 3.02, 3.05, 3.07 and 10.02)

COVENANTS

     LIMITATION ON SECURED INDEBTEDNESS. The Indenture contains a covenant by us that, so long as any debt securities are outstanding, neither we nor any Restricted Subsidiary (as defined below) will issue, assume or guarantee any Secured Indebtedness (as defined below) secured by a Lien (as defined below) on Restricted Property (as defined below) without securing the debt securities equally and ratably with, or prior to, such Secured Indebtedness. The foregoing limitation on Secured Indebtedness does not apply to:

     - any Lien on Restricted Property of a Restricted Subsidiary that exists when the corporation becomes a Restricted Subsidiary;

     - any Lien on Restricted Property that exists when Goodyear or a Restricted Subsidiary acquires such Restricted Property;

     - any Lien on Restricted Property securing payment of all or part of the purchase price of such Restricted Property;

     - any Lien on Restricted Property to secure any indebtedness incurred to finance all or part of the purchase price of such Restricted Property, whether incurred before, at the time of, or within one year after, the acquisition of such Restricted Property;

     - any Lien on property of a corporation that exists when such corporation is merged into or consolidated with Goodyear or a Restricted Subsidiary;

     - any Lien on property of a corporation that exists prior to the sale, lease or other disposition of all or substantially all of the properties of such corporation to Goodyear or a Restricted Subsidiary;

     - any Lien securing Secured Indebtedness owing by any Restricted Subsidiary to Goodyear or another Restricted Subsidiary;

     - any Lien on Restricted Property in favor of any country, any political subdivision of any country, or any department, agency or instrumentality of any country or any political subdivision of any country, to secure progress or other payments to us, or the performance of our obligations, pursuant to any contract or statute or to secure any indebtedness incurred to finance all or part of the cost of such Restricted Property, including Liens to secure pollution control or industrial revenue bonds or other types of financings;

     - any Lien on personal property, other than manufacturing equipment that is Restricted Property;

     - any extension, renewal or replacement of any Secured Indebtedness or any Lien referred to above, provided that the principal amount of Secured Indebtedness secured by the Lien shall not exceed the principal amount secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement Lien shall be limited to all or a part of the Restricted Property which secured such Lien (plus improvements on such Restricted Property); or

     - any Lien on Restricted Property that would not otherwise be permitted, if the aggregate amount of all Secured Indebtedness secured by Liens not otherwise permitted, determined immediately after the grant of the Lien, does not exceed 15% of our consolidated stated capital, plus capital surplus, plus retained earnings as reported on our then most recent annual or quarterly consolidated balance sheet. (Section 10.05.)

     Lien, Restricted Property, Restricted Subsidiary and Secured Indebtedness are defined in Section 1.01 of the Indenture. For your reference:

     - "Lien" means any mortgage, lien, pledge, security interest or title retention agreement relating to any asset.

     - "Restricted Property" means any manufacturing plant or equipment owned by us or a Restricted Subsidiary which is used primarily to manufacture tires or other automotive products and is located within the United States of America, excluding (i) retread plants, (ii) plants, facilities and equipment used primarily for transportation, marketing or warehousing, (iii) oil and gas pipeline and related assets, and (iv) certain other plants and equipment that are not important to our business.

     - "Restricted Subsidiary" means a subsidiary of ours engaged primarily in manufacturing tires or other automotive products, which (i) has substantially all of its assets located in, and conducts substantially all of its operations in, the United States of America and (ii) has assets in excess of 5% of the total consolidated assets of us and our consolidated subsidiaries (as shown on our then most recent annual or quarterly consolidated balance sheet), other than a subsidiary primarily engaged in financing accounts receivable, leasing or owning real estate or transportation or distribution activities.

     - "Secured Indebtedness" means indebtedness of us or any Restricted Subsidiary for money borrowed (including capital lease obligations and conditional sales contracts) that matures (or may be extended so as to mature) more than one year after it was incurred, assumed or guaranteed and is secured by a Lien on Restricted Property, other than indebtedness secured by a Lien which is outstanding at March 1, 1999.

     LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. We also covenant that neither we nor any Restricted Subsidiary will enter into any lease covering any Restricted Property owned at March 1, 1999 that is sold to any other person in connection with such lease unless we or such Restricted Subsidiary:

     - would be entitled under the Indenture to incur Secured Indebtedness secured by a Lien on the Restricted Property to be leased in an amount equal to the Attributable Debt (as defined below) with respect to such transaction without equally and ratably securing the debt securities; or

     - use (within 120 days of the effective date of such transaction) an amount equal to the proceeds from the sale of such Restricted Property to repay any indebtedness of ours or such Restricted Subsidiary that matures (or may be extended so as to mature) more than one year after it was incurred or assumed.

     This covenant does not prevent us or any Restricted Subsidiary from entering into any sale and lease back transaction:

     - involving a lease with a term of three years or less; or

     - which is entered into within 180 days after the later of the acquisition, the completion of construction, or the commencement of operation of such Restricted Property. (Section 10.06)

     "Attributable Debt" is the total net amount of rent required to be paid during the term of the relevant lease, discounted at the rate per annum equal to the lesser of (i) the prevailing market interest rate at the relevant date on United States Treasury obligations having a maturity substantially equal to the average term of the relevant lease, plus 3%, and (ii) the weighted average interest rate borne by debt securities then outstanding.

     CONSOLIDATION, MERGER AND SALE OF ASSETS. We also covenant that we will not merge into or consolidate with, or sell all or substantially all of our assets to, any Person, unless (a) the successor is a corporation organized under the laws of the United States of America or any state thereof, and (b) the successor corporation assumes all of our obligations under the debt securities and the Indenture. (Section 8.01) Upon any such merger, consolidation or sale, the successor corporation will succeed to, and be substituted for, us. (Section 8.02).

     NO COVENANTS PROTECTING HOLDERS IN THE EVENT OF HIGHLY LEVERAGED TRANSACTIONS. In the event of a recapitalization or highly leveraged transaction involving Goodyear, the Indenture does not and, unless set forth in the prospectus supplement relating to a particular series of debt securities, will not:

     - contain any covenant (other than those described above) designed to protect holders of the debt securities;

     - limit the total amount of indebtedness that we may incur;

     - grant any right of redemption to holders of the debt securities; or

     - provide for new covenants or any adjustments to terms and conditions of the debt securities.

     NO REDEMPTION OR AMENDMENT UPON CHANGE IN CONTROL. The Indenture does not and, unless set forth in the prospectus supplement relating to a particular series of debt securities, will not require redemption, or any change in the covenants or other adjustments to the terms and conditions, of the debt securities in the event of any change in control of Goodyear.

EVENTS OF DEFAULT

     An "Event of Default" under the Indenture (Section 5.01) with respect to debt securities of any series is the occurrence of any one of the following events:

     - default for 30 days in payment of any interest on any debt security of that series;

     - default in payment of principal of (or premium, if any, on) any debt security of that series when due;

     - failure to deposit when due any sinking fund payment in respect of the debt securities of that series;

     - our failure for 60 days after appropriate notice to perform any of the other covenants in the Indenture (except covenants not applicable to debt securities of that series);

     - certain events of bankruptcy, insolvency or reorganization of Goodyear;
       or

     - any other Event of Default provided with respect to debt securities of that series.

     If any Event of Default with respect to debt securities of any series occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if applicable, a specified portion of the principal amount of any original issue discount debt securities) of all debt securities of that series to be due and payable immediately. Subject to certain conditions, the declaration may be annulled and past defaults (except uncured payment defaults and certain other specified defaults) may be waived by the holders of a majority in principal amount of the debt securities of that series then outstanding. (Sections 5.02 and 5.13)

     The prospectus supplement relating to each series of debt securities that consists in whole or in part of original issue discount debt securities will describe any particular provisions relating to acceleration of the maturity of such original issue discount debt securities when an Event of Default occurs, including the portion of the stated amount that would be due.

     The Trustee is required to give the holders of any series of debt securities notice of a default known to it (if uncured or not waived) within 90 days after the default occurs. Except in the case of a payment default, the Trustee may withhold this notice if it determines in good faith that withholding it is in the interest of the holders of such series. The above notice shall not be given until at least 60 days after a default occurs in the performance of a covenant in the Indenture other than a payment default. The term "default" for this purpose means any event which is, or after notice and/or lapse of time would become, an Event of Default with respect to debt securities of that series. (Section 6.02)

     Other than the duty to act with the required standard of care, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request or direction of the holders of debt securities unless the holders indemnify the Trustee. (Section 6.03)

     If the Trustee is indemnified, the holders of a majority in principal amount of debt securities of any series may direct the time, method and place of conducting any proceeding for any available remedy or for exercising any trust or other power conferred on the Trustee. However, the Trustee may decline to act if such direction is contrary to law or the Indenture. (Section 5.12)

     No holder of any debt security of any series may start a lawsuit under the Indenture, unless:

     - the holder has given to the Trustee written notice of a continuing Event of Default with respect to debt securities of that series;

     - the holders of at least 25% in principal amount of the debt securities of that series then outstanding make a written request to the Trustee to seek a remedy and offer a reasonable indemnity;

     - the Trustee fails to start a lawsuit within 60 days; and

     - the Trustee does not receive from the holders of a majority in principal amount of the debt securities of that series then outstanding a direction inconsistent with such request during such 60-day period. (Section 5.07)

However, the holder of any debt security will have an absolute right to receive payment of the principal of (and premium, if any) and any interest on such debt security when due and to institute suit for the enforcement of any such payment. (Section 5.08)

     The Indenture requires us to file annually with the Trustee a certificate stating that no default exists under certain provisions of the Indenture or specifying any default that exists. (Section 10.08)

DEFEASANCE

     The prospectus supplement will state if any defeasance provision will apply to the offered debt securities.

     DEFEASANCE AND COVENANT DEFEASANCE. The Indenture provides that, if made applicable to any series of debt securities, we may elect to:

     - defease and be discharged from all of our obligations (subject to certain limited exceptions) with respect to any series of debt securities then outstanding ("Defeasance"); and/or

     - be released from our obligations under certain covenants and from the consequences of an Event of Default resulting from the breach of those covenants ("Covenant Defeasance").

     To elect Defeasance and/or Covenant Defeasance, we must deposit in trust with the Trustee money and/or U.S. Government Obligations which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to repay in full when due the debt securities of such series. As a condition to Defeasance or Covenant Defeasance, we must deliver to the Trustee an opinion of counsel that holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the Defeasance or Covenant Defeasance and that the debt securities, if then listed on a national securities exchange under the Exchange Act, would not be delisted as a result of the defeasance. (Sections 13.02, 13.03 and 13.04) In the case of Defeasance, we may deliver to the Trustee a ruling of the Internal Revenue Service in lieu of the opinion of counsel.

     COVENANT DEFEASANCE AND CERTAIN EVENTS OF DEFAULT. If we implement Covenant Defeasance for a series of the debt securities and such series is declared due and payable because of the occurrence of one of certain Events of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity, but may not be sufficient to pay amounts due at the time of the acceleration resulting from such Event of Default. However, we remain liable for such payments.

MODIFICATIONS AND WAIVERS OF THE INDENTURE

     Goodyear and the Trustee may modify (by adding, changing or eliminating any provision of) the Indenture (as provided at Section 9.02) with the consent of the holders of not less than a majority in principal amount of outstanding debt securities of each series affected. However, without the consent of each affected holder, no modification may:

     - change the dates fixed in any debt security for the payment of the principal of and interest on such debt security.

     - reduce the principal amount of (or premium, if any) or any interest on any debt security.

     - reduce the rate of interest on any debt security.

     - reduce the amount of principal of an original issue discount debt security payable upon acceleration.

     - change the place or currency of payment of principal of (or premium, if any) or interest on any debt security.

     - impair the right to institute suit for the enforcement of any payment on any debt security on or after such payment is due and payable.

     - reduce the percentage in principal amount of debt securities of any series required to consent a modification of, or waiver under, the Indenture.

     - effect certain other changes.

     The holders of a majority in principal amount of debt securities of any series then outstanding may waive our compliance with certain restrictive provisions of the Indenture with respect to that series. (Section 10.09) The holders of a majority in principal amount of debt securities of any series then outstanding may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or interest (or premium, if any) on any debt security of that series or a default under a covenant which cannot be modified or amended without the consent of all affected holders of debt securities. (Section 5.13)

PERMANENT GLOBAL DEBT SECURITIES -- BOOK-ENTRY SYSTEM

     The following will apply to the debt securities of any series, unless otherwise indicated in the prospectus supplement relating to that series.

     The debt securities of each series will be represented by one or more permanent global securities (collectively, a "global security") to be deposited with and registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement relating to such series. Unless otherwise indicated in the prospectus supplement relating to that series of debt securities, The Depositary Trust Company will act as depositary and the global security will be deposited with DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global securities are not exchangeable for definitive certificated debt securities.

     Ownership of beneficial interests in a global security is limited to institutions that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for that global security. Ownership of beneficial interests in a global security by a person that holds through a participant will be evidenced only by, and the transfer of that beneficial interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are expected to receive written confirmations of the details of transactions and periodic statements of their holdings from the participants through which the beneficial owners entered into the transactions. The laws of certain jurisdictions require that certain owners of securities obtain possession of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global security.

     We have been advised by DTC that upon the issuance of a global security and the deposit of that global security with DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by that global security to the accounts of its participants.

     So long as DTC, or its nominee, is the registered holder and owner of a global security, it will be considered the sole owner and holder of the debt securities for all purposes of such debt securities and under the Indenture. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form and will not be considered to be the owners or holders of any debt securities under the Indenture or such global security. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of debt securities under the Indenture or the global security. The Indenture permits the Depositary to authorize participants, as its agents, to take any action which the Depositary, as the holder of a global security, is entitled to take under the Indenture or such global security.

     Payment of principal of and premium, if any, and interest, if any, on debt securities represented by a global security will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global security representing those debt securities.

     We have been advised by DTC that upon receipt of any payment of principal of, or premium, if any, or interest on, a global security, DTC will immediately credit participants' accounts on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a global security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of such participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither we nor the Trustee will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial ownership interests in a global security for any debt securities or for maintaining, supervising or reviewing any records of DTC, any nominee or any participant relating to such beneficial ownership interests. Further, neither we nor the Trustee will be responsible for any other aspect of the relationship between the DTC and its participants or the relationship between such participants and the owners of beneficial interests in such global security owning through such participants.

     A global security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global security may be registered to, any person other than DTC or its nominee, only if:

          (a) DTC notifies us that it is unwilling or unable to continue as depositary for that global security or at any time DTC ceases to be a clearing agency registered under the Exchange Act;

          (b) we at any time determine in our discretion that all or a portion of the global security shall be exchangeable for definitive debt securities in registered form; or

          (c) an Event of Default with respect to the debt securities shall have occurred and be continuing.

     Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security. Any principal and interest will be payable, the transfer of the definitive debt securities will be registerable, and the definitive debt securities will be exchangeable at the corporate trust office of the Trustee in the Borough of Manhattan, The City of New York, provided that payment of interest may be made at our option by check mailed to the address of the person entitled to that interest payment as of the record date and as shown on the register for the debt securities.

     Except as provided above, owners of the beneficial interests in a global security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the Indenture. No global security shall be exchangeable except for another global security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global security or the Indenture.

     We understand that, under existing industry practices, if we request any action of holders, or an owner of a beneficial interest in a global security desires to take any action that a holder is entitled to take under the debt securities or the Indenture, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize beneficial owners owning through those participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the

Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

     DTC has informed its participants and others that its processing data systems, as they relate to the timely payment of distributions to securityholders, book-entry deliveries, and settlement of trades within DTC, functioned properly on and after January 1, 2000. DTC has indicated that it has completed a technical assessment and has determined that its systems are Year 2000 compliant and are fully operational following the Year 2000 rollover. According to DTC, the foregoing information is not intended as a representation, warranty, or contract modification of any kind.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement by the purchasers of the debt securities will be made in immediately available funds. All payments of principal and interest by us to DTC will be made in immediately available funds.

     The debt securities will trade in DTC's Same-Day Funds Settlement System until maturity. DTC will require secondary trading activity in the debt securities to be settled in immediately available funds. The settlement of trades in immediately available funds may affect trading activity in the debt securities, since secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds.

INFORMATION CONCERNING THE TRUSTEE

     The Chase Manhattan Bank is the Trustee under the Indenture. The Chase Manhattan Bank is also the Trustee under an indenture, dated as of March 15, 1996, between Goodyear and The Chase Manhattan Bank, as Trustee, which contains substantially the same covenants and events of default as those set forth in the Indenture. Under the indenture dated March 15, 1996, Goodyear issued $250 million principal amount of its 6 5/8% Notes due 2006, $150 million principal amount of its 7% Notes due 2028 and $100 million principal amount of its 6 3/8% Notes due 2008. We maintain various banking relationships with the Trustee. The Bank is the agent and a lender under our Revolving Credit Facility Agreement, as amended by a Second Replacement and Restatement Agreement, dated as of July 13, 1998. The Chase Manhattan Bank and 23 other domestic and international banks have agreed to lend us up to $700 million at any one time outstanding from time to time through July 13, 2003 under the Revolving Credit Facility Agreement. The Chase Manhattan Bank is also the agent and the lender under our Credit Agreement [364-Day Facility], dated as of August 20, 1999, whereunder The Chase Manhattan Bank and 24 other domestic and international banks have agreed to lend us up to $1.3 billion at any one time outstanding from time to time until August 18, 2000, when the commitment of each participating bank terminates unless extended for 364 days on a bank by bank basis or, if not so extended, we elect to obtain a two year loan from any non-extending bank. The Chase Manhattan Bank is from time to time the counterparty to certain interest rate exchange transactions and performs various other banking services for us in the ordinary course of business. The Chase Manhattan Bank has received and will receive fees and other compensation in connection with the aforesaid credit agreements and for other transactions and services.

GOVERNING LAW

     The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     We may offer and sell debt securities from time to time in and/or outside the United States:

     - through underwriters or dealers;

     - directly to one or more purchasers;

     - through agents; or

     - through a combination of such methods.

     The applicable prospectus supplement with respect to any particular series of debt securities offered will set forth:

     - the terms of the offering of that series of debt securities.

     - the name of each underwriter, dealer or agent, if any.

     - the initial public offering price of that series of debt securities.

     - the proceeds to us from such sale.

     - any delayed delivery arrangement.

     - any underwriting discounts and other items constituting underwriters' compensation.

     - any discounts or concessions allowed or re-allowed or paid to dealers.

Any initial public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. We will execute an underwriting agreement with those underwriters which will provide, among other things, that the obligations of the underwriters will be subject to certain conditions and that the underwriters must purchase all debt securities then being offered if any are purchased.

     If dealers are used in the sale of debt securities, we will sell the debt securities to the dealers as principals. The dealers may then resell the debt securities to the public at varying prices to be determined by the dealers at the time of resale.

     The debt securities may be sold through agents we designate from time to time. Any agent involved in the offer or sale of the debt securities will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement relating thereto. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     We may sell the debt securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any resale thereof. The terms of any such sales, including the terms of any bidding or auction process, will be described in the prospectus supplement relating thereto.

     Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents and their affiliates may have in the past engaged, and may in the future engage, in transactions with, or perform services for, us and our affiliates in the ordinary course of business and receive compensation for such transactions and services.

     Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement, the debt securities will not be listed on any securities exchange. No assurance can be given as to the existence or liquidity of a trading market for any series of debt securities.

     In connection with an offering, certain persons participating in such offering may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, such persons may overallot such offering, creating a syndicate short position. Such persons may bid for, and purchase, the debt securities in the open market to cover syndicate shorts or to stabilize the price of the debt securities. Such person may reclaim selling concessions allowed for distributing the debt securities in an offering, if such persons repurchase previously distributed debt securities in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. Such activities, if commenced, may be discontinued at any time.

                          VALIDITY OF DEBT SECURITIES

     Unless otherwise indicated in an accompanying prospectus supplement relating to any particular series of the debt securities offered, the validity of the debt securities will be passed upon for us by C. Thomas Harvie, Esq., a Senior Vice President and the General Counsel of Goodyear, and for any underwriters or agents by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019.

                                    EXPERTS

     The consolidated financial statements of Goodyear incorporated in this Prospectus by reference to Goodyear's Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                Prospectus Supplement       Page
                                            ----
About this Prospectus Supplement..........   S-2
Forward-Looking Information...............   S-2
The Company...............................   S-3
Use of Proceeds...........................   S-7
Capitalization............................   S-7
Selected Financial and Other Data.........   S-8
Ratio of Earnings to Fixed Charges........   S-9
Description of Notes......................   S-9
Underwriting..............................  S-13
Validity of the Notes.....................  S-14
Experts...................................  S-15

                    Prospectus

About this Prospectus.....................     2
Where You Can Find More Information About
  Goodyear................................     2
The Company...............................     3
Use of Proceeds...........................     3
Ratio of Earnings to Fixed Charges........     3
Description of Debt Securities............     3
Plan of Distribution......................    12
Validity of Debt Securities...............    13
Experts...................................    13

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                                  $650,000,000

                              THE GOODYEAR TIRE &
                                 RUBBER COMPANY

                             7.857% Notes due 2011
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                                     (LOGO)
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                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY
                         BANC OF AMERICA SECURITIES LLC
                           CREDIT SUISSE FIRST BOSTON
                           DEUTSCHE BANC ALEX. BROWN
                                  BNP PARIBAS
                                    JPMORGAN
                                    SG COWEN
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